

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

January 19, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. John J. Lipinski
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

> **Re: CVR Energy, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 18, 2006**
> **File No. 333-137588**

Dear Mr. Lipinski:

　　　　We have reviewed your response letter and the amended filing, and we have the following legal comments. We have not completed the accounting review. We will issue additional accounting comments, if any, in a separate letter.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-1 filed December 18, 2006

1.   We will issue under a separate cover any additional comments related to your request for confidential treatment.

2.   We remind you of comments 2, 3, 4, and 5. You will need to comply with these comments before we can process the acceleration of effectiveness of the registration statement. Once the information is provided, we will need sufficient time to review it and may have additional comments.

3.   We note that you have retained a number of subjective statements, including "[w]e are …a premier producer of ammonia an area ammonia nitrate, or, UAN, fertilizers." Please remove the statements or replace them with objective statements supported by third-party documentation. We refer you to the supporting documents you provided in response to comment 7. Also, to the extent that you choose to retain statements attributed to Blue, Johnson Associates, Inc., please cite Blue Johnson as the source of the statements and file as an exhibit Blue, Johnson's consent.

4.   We note your response to prior comment 7. However, you should also ensure that the disclosure in your Summary is balanced and describes the positive as well as the negative aspects of your company and operations. Your attempt to balance the disclosure by providing a cross-reference to the Risk Factors section does not appear to be sufficient, in light of the length of the section and depth of your discussion. Revise to provide briefly those risks associated with your strategy and those that offset your competitive strengths.

5.   We note that your fiscal year end is December 31. Accordingly, you are required to comply with the recently amended executive compensation and related person requirements, including Item 402 of Regulation S-K, as amended. Please revise the filing accordingly.

Our History, page 5

6.   Please include the explanation you provided in response to prior comment 10.

Cash Flow Swap, page 5

7.   We have reviewed your response to prior comment number nine. Please expand your disclosure to clearly explain in detail each of the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and,

- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be located on our website at:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e.

Summary Consolidated Financial Information, page 8

8. We have considered your response to prior comment number 12 where you indicate your belief that "the combined columns enhance an investors' understanding of the Company's financial statements and provide more meaningful information by effectively showing the actual operations of the Company's business and allowing investors to compare the development of the Company's business from one 12-month period to the next and from one nine-month period to the next." We remain unable to agree with your conclusion and continue to believe that you should remove the non-GAAP column presentations from your financial data table and present such data and disclosure of like information throughout your filing in a manner reflective of your historical and pro forma financial statements. This comment also applies to your response to prior comment number 39.

9. Please provide discrete disclosure of the amount of depreciation and amortization that apply to cost of products sold, direct operating expenses and selling, general and administrative expenses.

10. Please clarify the nature of the cost of product sold and the direct operating expense line items. It is unclear why you have not included your direct operating expenses as a component of your cost of product sold.

11. Please explain why you have presented line items for pro forma earnings per share. Please tell us each period that you intend to disclose this measure.

12. We note your disclosure in note 7 which indicates that the refining margin is a non-gaap measure. Please expand your disclosure regarding the refining margin

to include all disclosure required by Item 10(e) of Regulation S-K. Please disclose and reconcile to a comparable GAAP measure.

13.   Direct operating expenses exclusive of depreciation and amortization per barrel appears to represent a non-GAAP measure. Please include all disclosure required by Item 10(e) of Regulation S-K.

14.   Please explain in greater detail why you are including cash flow swap fees in your determination of EBITDA.

Risk Factors, page 17

Our refinery faces operating hazards and interruptions, including unscheduled…, page 18

15.   To the extent known, please quantify the financial impact of the turnaround that will take place during the first quarter of 2007.

Use of Proceeds, page 35

16.   Please revise your disclosure to clarify that the Tranche C loans refinanced the Tranche B loans.

17.   Please discuss why $658.8 million of the proceeds from the Tranche B loans were paid to the Immediate Predecessor. Also explain what were the "other fees and expenses" for which $49.6 million were used.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 39

18.   We have considered your response to prior comment number 26 and note that you have excluded the operations of Leiber Holdings LLC ("Leiber") from your audited financial statements because (i) Leiber and the Coffeyville businesses are unrelated, (ii) the management of Leiber and Coffeyville are not the same, and (iii) "the historical operations of Leiber are not relevant to an investor as they will not be included in the operations of CVR Energy."   Please explain in greater detail your conclusions and expand your analysis to address the factors noted in SAB Topic 5:Z.7, if applicable. We may have further comment.

19.   We have reviewed your response to prior comment number 29 and your expanded disclosure on page 41. It continues to remain unclear, based on the nature of these adjustments and the information disclosed it is why your pro forma adjustment (c) related to historical stock based compensation is appropriate for a pro forma presentation prepared under Article 11 of Regulation S-X. Please explain in detail whether or not these adjustments are factually supportable or

directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.

20.   We have reviewed your response to prior comment number 29 and your expanded disclosure on page 41. It continues to remain unclear, based on the nature of these adjustments and the information disclosed it is why your pro forma adjustment (f) related to the reversal of deferred financing fees is appropriate for a pro forma presentation prepared under Article 11 of Regulation S-X. Please explain in detail whether or not these adjustments are factually supportable or directly attributable to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.

21.   Please explain why you have not provided pro forma financial information as of September 30, 2006.

Critical Accounting Policies, page 78

Share-Based Compensation, page 79

22.   We note from your revised disclosure in response to prior comment number 40 that changes in assumptions made to the manner in which you estimated the fair value of units for the applicable periods could have a material impact on the equity value. In this regard and without limitation, you state that "if we increased volatility or projected undiscounted future cash flows, or decreased the discount rate or marketability and minority discounts, the measurement date fair value of the override units and the phantom points could materially increase, which could materially increase the amount of compensation expense recognized in our consolidated financial statements." Please expand your discussion under this heading to provide a sensitivity analysis, wherever applicable, in accordance with that contemplated by Interpretive Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations so that the investor understands the nature or magnitude of the "material increase" that could affect compensation expense.

Business, page 106

Our History, page 110

23.   We note the statement "[o]n June 23, 2005, Coffeyville Group Holding, LLC, through a wholly owned subsidiary of CL JV Holdings effectively distributed the Judith Leiber business to the Leiber Group." Please define the term "distribution," as used in this context. Please discuss the reasons for the "distribution."

<u>Investments in Coffeyville Acquisition LLC, page 143</u>

24.   We have considered your response to prior comment 58 but do not concur.   We
       note that this agreement was not entered into in the ordinary course of business; it
       pertains to the acquisition of the subsidiaries of Coffeyville Group Holdings LLC
       by Coffeyville Acquisition and was entered into during the last two years. Please
       file pursuant to Item 601(b)(10) of Regulation S-K.

<u>Financial Statements of the Registrant</u>

25.   We have reviewed your response to prior comment numbers 63 and 65. As
       previously requested, please provide audited financial statements of the registrant,
       CVR Energy Inc to fulfill the financial statement requirements of the registrant.
       Refer to Rule 3-01(a) of Regulation S-X.

<u>Note 4 Members' Equity, page F-17</u>

26.   We have considered your response to prior comment number 76 and note your
       statement that "In recognition of the strengthening market at the time, the shares
       were valued based on an EBITDA forecast of 125% of the forward projections."
       Please further explain why your fair value model uses an EBITDA forecast and
       why you believe using a 125% forecast was appropriate.

<u>Financial Statements for the Fiscal Quarter Ended September 30, 2006</u>

<u>(4) Member's Equity, page F-45</u>

27.   We note your statement that "At September 30, 2006, the Capital Subject to
       Redemption was revalued through an independent appraisal process, and the
       value was determined to be $39.65 per unit. Accordingly, the carrying value of
       the Capital Subject to Redemption increased by $3,342,908 for the nine month
       period ended September 30, 2006 with an equal and offsetting decrease to
       Member's Equity." Please expand your disclosure to explain the nature of the
       independent appraisal process and why it resulted in a different valuation.

<p align="center">* * * * *</p>

<u>Closing Comments</u>

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
       J. Goeken
       C. Moncada-Terry

       <u>VIA FACSIMILE</u>
       Stuart H. Gelfold
       Fried, Frank, Harris, Shriver & Jacobson LLP
       212-859-8589